UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KSW, Inc.
(Name of Issuer)
Common Stock, $.01 Par Value Per Share
(Title of Class of Securities)
48268R-10-6
(CUSIP Number)
Richard A. Silberberg Moab Capital Partners, LLC 15 East 62nd Street New York, NY 10065 (212) 981-2645
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 20, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of  Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Moab Capital Partners, LLC 20-4093001
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	|_|
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 381,676
	8.	Shared Voting Power
	9.	Sole Dispositive Power 381,676
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 381,676
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
13.	Percent of Class Represented by Amount in Row (11) 6.2%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Moab Partners, LP 20-4092810
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	|_|
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 381,676
	8.	Shared Voting Power
	9.	Sole Dispositive Power 381,676
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 381,676
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
13.	Percent of Class Represented by Amount in Row (11) 6.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael M. Rothenberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	|_|
6.	Citizenship or Place of Organization United States of America
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 381,676
	8.	Shared Voting Power
	9.	Sole Dispositive Power 381,676
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 381,676
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
13.	Percent of Class Represented by Amount in Row (11) 6.2%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David A. Sackler
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	|_|
6.	Citizenship or Place of Organization United States of America
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 381,676
	8.	Shared Voting Power
	9.	Sole Dispositive Power 381,676
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 381,676
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
13.	Percent of Class Represented by Amount in Row (11) 6.2%
14.	Type of Reporting Person (See Instructions) IN, HC

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (the “Amendment”) relates to the Common Shares, without par value (the “Shares”), of KSW, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 37-16 23rd Street, Long Island City, New York, 11101.

Item 2.	Identity and Background

(a)       This Amendment is being filed on behalf of Moab Capital Partners, LLC (“Moab LLC”); Moab Partners, L.P. (“Moab L.P.”); Mr. Michael M. Rothenberg and Mr. David A Sackler (collectively, the “Reporting Persons”, and each, a “Reporting Person”).

(b)       The address of each Reporting Person is 15 East 62nd Street, New York, NY  10065.

(c)        (i) The principal business of Moab LLC is to act as the investment manager for Moab, L.P. and its affiliated private investment funds.
    (ii) The principal business of Moab L.P. is investing in event-driven securities, often as an activist shareholder or bondholder.
    (iii) The principal occupation of each of Messrs. Rothenberg and Sackler is managing member of Moab LLC.

(d)       None.

(e)       None.

(f)(i)    Moab LLC is a Delaware limited liability company.
   (ii)  Moab L.P. is a Delaware limited partnership.
   (iii) Messrs. Rothenberg and Sackler are each United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

Moab L.P. expended approximately $2,476,747 (excluding commissions) of its investment capital to acquire the Shares it holds.

Moab L.P. effects purchases of securities primarily through margin accounts maintained with Bear, Stearns Securities Corp., which may extend margin credit to Moab L.P. as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account.

Item 4.	Purpose of Transaction

The purpose of the acquisition of the Shares was and is for investment purposes, and the acquisitions of the Shares by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.  Subject to market conditions and other factors, the Reporting Persons may purchase additional Shares, maintain their present ownership of Shares or sell some or all of the Shares.

All information and opinions herein are the sole views of the Reporting Persons as of August 20, 2007.

The Reporting Persons have purchased the Shares in open market transactions because in their opinion, the highly-regarded management team of KSW, Inc. has created a unique value-engineering business proposition which is driving the Issuer’s superior growth in backlog, revenue and earnings margins.  Furthermore, the Reporting Persons believe the Shares are significantly undervalued as of August 20, 2007.  The Reporting Persons believe the Issuer is well capitalized and poised to expand its business within the New York City metropolitan market and beyond.

Except as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)       Moab L.P. owns 381,676 Shares.  Because Moab LLC has sole voting and investment power over Moab L.P.’s security holdings, and Messrs. Rothenberg and Sackler, in their roles as the managers of Moab LLC, control its voting and investment decisions, each of Moab L.P., Moab LLC, and Messrs. Rothenberg and Sackler may be deemed to have beneficial ownership of the 381,676 Shares owned of record by Moab L.P., which represent approximately 6.2% of the outstanding Shares.

All ownership percentages are based on 6,191,824 Shares outstanding, which is calculated based on the amount of shares outstanding as of August 7, 2007 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, as filed with the Securities and Exchange Commission on August 7, 2007.

Messrs. Rothenberg and Sackler disclaim beneficial ownership of such Shares.

 (b)      With respect to all of the Shares that are held by Moab L.P., Messrs. Rothenberg and Sackler have the sole power to vote and dispose or direct the disposition of the Shares.

(c)       Transactions effected in Shares that have taken place in the past sixty days are attached as Exhibit A.

(d)       Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Joint filing agreement pursuant to Rule 13d-1(k), attached as Exhibit B.

[SIGNATURE PAGE FOLLOWS]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2007

Moab Partners, L.P.
By: Moab Capital Partners, LLC
its General Partner

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael Rothenberg
Michael Rothenberg, Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg

/s/ David A. Sackler
David A. Sackler

Exhibit A

Moab L.P. transactions in the Shares during the past 60 days.

Trade Date	Number of Shares Purchased (Sold)	Price Per Share (Excluding Commission)
2007-06-22	1,000	$7.16
2007-07-10	1,600	$8.10
2007-07-10	(6,600)	$8.35
2007-07-11	100	$8.00
2007-07-25	100	$8.25
2007-07-26	7,500	$8.18
2007-07-27	3,800	$7.92
2007-07-30	7,500	$7.82
2007-07-31	1,000	$8.06
2007-08-01	2,075	$7.82
2007-08-02	6,835	$7.43
2007-08-06	31,100	$6.74
2007-08-16	7,300	$6.70
2007-08-17	10,900	$6.78
2007-08-20	9,200	$6.81

Exhibit B

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.”  The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings.  The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date:  August 20, 2007

Moab Partners, L.P.
By: Moab Capital Partners, LLC
its General Partner

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael Rothenberg
Michael Rothenberg, Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg

/s/ David A. Sackler
David A. Sackler